SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission File Number 1-14958

National Grid USA Companies’

Incentive Thrift Plan I

National Grid USA

25 Research Drive

Westborough, MA 01582

National Grid plc

1-3 Strand

London WC2N 5EH

England

REQUIRED INFORMATION

The financial statements required by Form 11-K are filed as exhibits and incorporated herein by reference.

EXHIBITS

99.1	Financial statements of National Grid USA Companies’ Incentive Thrift Plan I

99.2	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the National Grid USA Service Company, Inc. Benefits Committee (the Plan Administrator for the National Grid USA Companies’ Incentive Thrift Plan I) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NATIONAL GRID USA COMPANIES’ INCENTIVE THRIFT PLAN I

Date: June 29, 2006	By	/s/ John G. Cochrane John G. Cochrane Chairman National Grid USA Service Company, Inc. Benefits Committee